Exhibit 99.1

Lichen China Limited Announced Financial Results for Fiscal Year 2023

Xiamen, China, April 5, 2024 /PRNewswire/ -- Lichen China Limited (the “Company” or “Lichen China”)(NASDAQ: LICN), a dedicated financial and taxation service provider in China, today announced its financial results for the fiscal year ended December 31, 2023.

FY 2023 Financial Highlights:

●	Revenue increased approximately $5.95 million or 17.61% to approximately $39.76 million for the year ended December 31, 2023, as compared with approximately $33.81 million for the fiscal year ended December 31, 2022. The increase was primarily due to continuous expansion of the branding and business that brought new clients and orders.

●	Gross profit was approximately $24.32 million for the fiscal year ended December 31, 2023, representing an increase of approximately $4.12 million or 20.44%, compared with approximately $20.19 million for the fiscal year ended December 31, 2022. The gross margin improved 1.44% from 59.73% for fiscal year 2022 to 61.17% for fiscal year 2023.

●	The net income increased by approximately $0.52 million, or 6.65%, to approximately $8.34 million for the year ended December 31, 2023, from approximately $7.82 million for the year ended December 31, 2022.

Mr. Li Ya, Chairman of Lichen China, said, “In 2023, as the impact of the pandemic gradually dissipated, our Company’s focus shifted towards deepening our financial and taxation solution services. Thanks to our dedicated team, superior services, and innovative strategies, we successfully achieved steady growth in performance. This recognition from the market not only validates our efforts but also demonstrates the cohesion and execution capabilities of our team.

Looking ahead to 2024, we have decided to take the bold step of entering the international market, expanding into broader horizons. Meanwhile, we have also introduced our innovative Lichen AI Robot, a significant milestone in our technological innovation. Leveraging advanced artificial intelligence technology, the Lichen AI robot will further enhance our service quality and efficiency. Apart from venturing into the international market and launching the AI robot, we will also continue to keep an eye on merger and acquisition opportunities. Through mergers and acquisitions, we aim to further expand our business scope, strengthen our overall strength, and lay a firmer foundation for future growth. 2024 will be a year of challenges, but we are confident we will achieve new breakthroughs and developments.”

About Lichen China Limited

Lichen China Limited focuses on providing financial and taxation solution services, education support services, and software and maintenance services under its “Lichen” brand. In recognition of the Company’s expertise and experience in the financial and taxation solution services industry for over 18 years, the Company has built up its reputation as a dedicated financial and taxation solution services provider of professional and high-quality services in China. For more information, please visit the Company’s website: https://ir.lichenzx.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s use of proceeds from the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Tian Sun

Phone: +86-592-5586999

Email: ir@lichenzx.com